UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


(Check  One):  |X| Form  10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q
               |_| Form N-SAR

                                                                 ---------------
               [  ] For  Period  Ended:   December 31, 1997      SEC FILE NUMBER
               [  ] Transition   Report   on   Form   10-K       1-10569
               [  ] Transition   Report   on   Form   20-F       ---------------
               [  ] Transition   Report   on   Form   11-K       ---------------
               [  ] Transition   Report   on   Form   10-Q       CUSIP NUMBER
               [  ] Transition Report on Form N-SAR              ---------------
               For the Transition Period Ended:_________________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
     Big Smith Brands, Inc.
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Full Name of Registrant

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Former Name if Applicable
    7100 West Camino Real, Suite 402
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Address of Principal Executive Office (Street and Number)
     Boca Raton, Florida  33433
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City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

     [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ]  (c)  The  accountant's  statement  or other  exhibit  required by Rule
               12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

See Attachment I
                                                 (ATTACH EXTRA SHEETS IF NEEDED)
                                                                  SEC 1344 (6/93

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Delbridge E. Narron                   (212)                   715-7599
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          (Name)                      (Area Code)             (Telephone Number)

(2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                                  |X| Yes |_| No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |X| Yes |_| No

     If so, attach an explanation of the anticipated change,
     both   narratively   and   quantitatively,    and,   if
     appropriate,   state  the  reasons  why  a   reasonable
     estimate of the results cannot be made.
     See Attachment II
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                         Big Smith Brands, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    04/01/98                         By /s/Terry L. Dober
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                                         Terry L. Dober, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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                                  ATTACHMENT I

Registrant experienced a change in its independent accountants, previously reported on Forms 8-K filed January 26, 1998 (amended January 28, 1998) and February 11, 1998. Additionally, the Registrant is in the process of effecting a consolidation of its executive and accounting offices. These events resulted in a delay in the completion of the Registrant's Financial Statements and in the completion of other portions of the Annual Report for the year ended December 31, 1997. Registrant is currently in the process of completing the remaining portions of the Form 10-KSB, and believes that the Form 10-KSB will be filed within the grace period provided for under Rule 12b-25.

                                  ATTACHMENT II


The Registrant estimates that its loss from operations for the twelve months ended December 31, 1997, will be approximately $3,783,997 as compared with loss from operations of approximately $2,961,339 during the twelve months ended December 31, 1996. The Registrant estimates that its net loss for the twelve months ended December 31, 1997, will be approximately $4,626,423 as compared with a net loss of approximately $3,944,810 during the twelve months ended December 31, 1996. These changes resulted primarily from the purported termination of the Caterpillar license and related litigation in connection with which the Company accrued or incurred restructuring and litigation costs which included costs such as legal and professional fees, impairment write-downs, plant shut down costs, employee termination costs, costs related to foreign operations and other related costs and decreased revenues resulting from the cessation of sales of Caterpillar branded products in the year ended December 31, 1997.